As filed with the Securities and Exchange Commission on September 9, 2009

                                                     1940 Act File No. 811-08551


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM N-8F


I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger

         [X]      Liquidation

         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Pioneer Independence Plans

3. Securities and Exchange Commission File No.: 811-08551

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 60 State Street, 13th Floor,
         Boston, MA 02109

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Jeremy B. Kantrowitz ((617) 951-8458) or Toby R. Serkin ((617) 951-8760), each at
         Bingham McCutchen LLP, One Federal Street, Boston, MA 02110.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Pioneer Investment Management, Inc.
         60 State Street
         13th Floor
         Boston, MA 02109
         Attn:  Dorothy E. Bourassa, Esq.
         (617) 422-4360

8. Classification of fund (check only one):

         [ ]      Management company;

         [X] Unit investment trust; or

         [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [ ]      Open-end [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         The information set forth below reflects the name and address of each entity that served as an investment adviser to the Funds during the five year period ended as of the date of the mergers.


         Not applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         The information set forth below reflects the name and address of each principal underwriter of the Funds during the five year period ended as of the date of the mergers.

         Not applicable

13. If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

                  The sponsor for Pioneer Independence Plans is:

                  Pioneer Funds Distributor, Inc.
                  60 State Street
                  13th Floor
                  Boston, MA 02109

         (b) Trustee's name(s) and address(es):

                  The custodian for Pioneer Independence Plans is:

                  State Street Bank & Trust Company
                  225 Franklin Street
                  Boston, MA 02110


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes          [X]  No

         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811- __________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]   Yes         [X]  No

                  If Yes, state the date on which the board vote took place:

                  If No, explain:

                  Pioneer Independence Plans does not have a board of directors because it is a Unit Investment Trust.

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]  Yes          [X]  No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                  Pioneer Funds Distributor, Inc., the sponsor of Pioneer Independence Plans, terminated the Plans upon 60 days' prior written notice to planholders, in accordance with the terms of the Plans' prospectus. The Plans' prospectus does not require a vote of planholders to terminate the Plans.



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II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                     [X]  Yes       [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  In accordance with the terms of the prospectus, on termination of the Pioneer Independence Plans, planholders could elect to become direct shareholders of Class P shares of Pioneer Independence Fund, the underlying investment for the Pioneer Independence Plans, or could elect to receive cash. Distributions of Class P shares of Pioneer Independence Fund or of cash in connection with the termination of Pioneer Independence Plans were made pro rata, on the basis of net assets, on June 22, 2007.

         (b) Were the distributions made on the basis of net assets?

                  [X]  Yes          [ ]  No

         (c) Were the distributions made pro rata based on share ownership?

                  [X]  Yes          [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

                  [ ]  Yes          [X]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: Has the fund issued senior securities? N/A

         [ ]  Yes          [ ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the funds shareholders?

         [X]  Yes          [ ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes          [X]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]  Yes          [X] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [ ]  Yes          [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes          [X]  No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?



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IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a) List the expenses incurred in connection with the Merger or
         Liquidation: The expenses incurred in connection with the merger of the Funds are not readily ascertainable as of the date of the filing of this Form N-8F.

                  (i)      Legal expenses:  None

                  (ii) Accounting expenses: None

                  (iii) Other expenses (list and identify separately): None

                  (iv) Total expenses (sum of lines (i)-(iii) above): None

         (b) How were those expenses allocated?

         (c) Who paid those expenses?

         (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes          [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes          [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes          [X] No

         If Yes, describe the nature and extent of those activities:



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VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:   [        ]

         (b)      State the Investment Company Act file number of the fund
                  surviving the Merger: 811- [              ]

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: [ ]

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pioneer Independence Plans, (ii) he is the Chairman of the Board, Trustee and President of Pioneer Independence Plans, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.



                                                          /s/ John F. Cogan, Jr.

                                                              John F. Cogan, Jr.